Alpha Investment Inc.

200 East Campus View Blvd., Suite 200

Columbus, OH 43235

April 25, 2018

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3030

100 “F” Street, N.E.

Washington, D.C. 20549-3629

Attention:  Tom Kluck, Esq.

Joshua Lobert, Esq.

Ms. Becky Chow

Ms. Kristi Marrone

Re:

Alpha Investment Inc.

Amendment No. 2 to Registration Statement on Form S-1 (the “Registration Statement”)

Filed February 15, 2018

File No. 333-221183

Ladies and Gentlemen:

In response to the Staff’s comment letter of March 5, 2018 (the “Letter”), Alpha Investment Inc. (the “Company”) filed Amendment No. 3 to the Registration Statement on Form S-1 earlier today.

The following sets forth the Company’s response to the comments set forth in the Letter.  For your convenience, the response to each comment follows the comment itself.

General

Comment:

1.

We note your response to comment 1 and your revised disclosure that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940, as amended. Please note that we are evaluating your response and may have further comment.

Response:

The Company acknowledges receipt of the Staff’s comment above.

Comment:

2.

We note that the company plans to offer loans secured by real estate and intends to acquire and manage commercial first mortgage loans and commercial mortgage backed securities. The company’s business appear to be primarily that of holding and acquiring interests in real estate; therefore, the company’s registration of securities in this offering should be on Form S-11. See General Instruction A to Form S-11. Please revise accordingly.

Response:

The Company acknowledges receipt of the Staff’s comment above. However, the Company filed its Registration Statement on Form S-1 as its parent, Omega Commercial Finance Corp., previously did in connection with the same type of business operations.  The Company believes that Form S-11 would generally be more applicable to a REIT or business that primarily acquires real estate.

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Comment:

3.

We note your disclosure that the company has entered into two loan agreements with companies owned by Timothy R. Fussell, President, Chairman of the Board and director of the company. The disclosure also states that the purpose of the loans is for financing real property construction costs and working capital needs. We further note that the loans are secured by a pledge of all of the limited liability interest company membership interests or capital stock of each affiliated company by Dr. Fussell’s trust. Please tell us how the loans are consistent with Section 13(k) of the Exchange Act.

Response:

The loans made to Partners South Holdings LLC and Partners South Corporation were made in the ordinary course of business to advance the business of the Company.  Therefore, they are not “personal loans” under Section 13(k) of the Exchange Act.

Prospectus Summary, page 6

Comment:

4.

We note your response to comment 2 and your revised disclosure that Alpha Investment plans to use the commercial real estate brokerage experience, institutional lending platforms and third party due diligence resources of its principal stockholder. Please revise to describe in greater detail how the company will use such experience and resources. Please describe whether the company will pay the related parties to provide such services.

Response:

The referenced disclosure in the “Overview” subsection of the Prospectus Summary and Business sections of the prospectus has been revised and expanded to provide the additional detail requested by the Staff.

Proposed Business

Comment:

5.

The company’s business in part is to acquire and manage commercial first mortgage loans, subordinate financings, commercial mortgage-backed securities, and other commercial real estate related debt instruments as well as various direct participation equity ownership opportunities. Please disclose whether the company will rely on a third party to advise the company on acquiring or managing such loans and securities and, if so, please name the third party.

Response:

The disclosure has been revised in response to the Staff’s comments.

Plan of Operation, page 26

Comment:

6.

We note your response to prior comment 5 and we reissue the comment. The disclosure on page 26 states that you intend to furnish capital to new correspondent lenders and to make loans through their platforms. Please revise your disclosure to identify the lenders and describe in greater detail the platforms to which you refer. In doing so, please describe the nature of any agreements that you have with the lenders.

Response:

In response to the Staff’s comments the disclosure has been revised to remove references to correspondent lenders from the description of the Company’s business operations.

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Index to Financial Statements, page F-1

Comment:

7.

Please update your financial statements in accordance with Rule 8-08 of Regulation S-X.

Response:

In response to the Staff’s comment the financial statements have been updated in accordance with Rule 8-08 of Regulation S-X.

If you have any further questions or comments, kindly contact the undersigned at (305) 704-3294 or our counsel, Dale S. Bergman, Esq. of Gutiérrez Bergman Boulris, PLLC at (305) 358-5100.

Very truly yours,

ALPHA INVESTMENT INC.

By:  /s/ Todd C, Buxton

Todd C. Buxton, Chief Executive Officer

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